FILED BY VULCAN MATERIALS COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: VULCAN MATERIALS COMPANY

COMMISSION FILE NO. 001-33841

[Communication to Employees / Employee FAQ]

December 29, 2011

Dear Fellow Employee:

As you know from our previous communications and extensive media reports, on December 12, Martin Marietta Materials, Inc. launched an unsolicited exchange offer for Vulcan common shares.  In plain English, Martin Marietta announced that it was attempting a hostile takeover of Vulcan Materials Company.  Under securities laws overseen by the U.S. Securities and Exchange Commission (SEC), Boards of Directors of publicly traded companies must  review and announce their formal position on such offers (even if unsolicited) within ten business days.

Last Thursday, December 22, Vulcan announced that our Board of Directors had unanimously rejected Martin Marietta’s offer as inadequate and not in the best interests of Vulcan and its shareholders.  Information regarding our Board’s position was filed with the SEC and is being mailed to our shareholders, including our press release announcing the rejection, our official response filing which is called a Schedule 14D-9 and addresses the many reasons for the Board’s rejection of Martin’s offer, and a summary cover letter regarding these matters.  Concurrently with the announcement, this information was also posted on the internet, and may be found on our website at www.vulcanmaterials.com.

In our ongoing effort to keep you updated, we are providing answers to some of the questions we have received from employees.  We hope this information is helpful.  We will continue to do our best to answer any questions or concerns you may have as we go forward through this process.

As described more fully in our Schedule 14D-9, our Board of Directors has rejected Martin Marietta’s offer for a number of significant reasons and recommends that our shareholders not tender their shares into the exchange offer.  Despite this hostile action on Martin Marietta’s part, we are, and will remain, focused on managing our business.  I am confident, and I want you to be confident, that Vulcan Materials Company will remain what it is today: the real aggregates leader in the United States, and in the world.  In the meantime, it is business as usual at Vulcan, as we continue to provide our customers with the top-notch service and products that they have come to expect from us. We are counting on you, Vulcan’s talented employees, to stay focused and to continue helping us deliver superior and sustainable value for our stakeholders.

I thank you for your hard work and dedication to Vulcan.  The last several years have been immensely challenging for us, as they have been for many U.S. businesses, experiencing as we have the longest and deepest recession in the history of the United States since the Great Depression.  As I have stated before, we expect to emerge from this period stronger and more successful than ever, thanks in great part to your ongoing efforts — the best in the industry — to position us for the bright future that lies ahead.  I look forward to our enjoying together the benefits of that future, as Vulcan Materials Company.

Yours truly,

Don James

Employee FAQ on Unsolicited Martin Marietta Offer

1.              Is Vulcan being acquired by Martin Marietta?

On December 12, Martin Marietta Materials, Inc. made a hostile offer to acquire Vulcan, including launching an unsolicited exchange offer to acquire Vulcan common stock at a fixed exchange ratio of 0.50 shares of Martin Marietta common stock for each Vulcan common share.  Last Thursday, Vulcan announced that the Board of Directors of Vulcan unanimously rejected Martin Marietta’s offer as inadequate and not in the best interests of Vulcan and its shareholders.

It should be noted that Martin Marietta’s exchange offer is subject to numerous conditions, including Vulcan having entered into a definitive merger agreement with Martin Marietta with respect to the proposed transaction.  These conditions create substantial uncertainty as to whether Martin Marietta could ever complete a hostile offer.

2.              The media has been referring to this situation as a hostile takeover.  What does that mean?

A hostile takeover is a commonly used term to describe a takeover attempt that was not invited by the other party (in this case, Vulcan).  Since we did not solicit this proposal, the media and others may refer to it as “hostile.”  On the morning of December 12, Martin Marietta concurrently announced their hostile takeover plan, sued us in New Jersey and Delaware courts with litigation they hoped would improve their prospects for ultimate success, and also announced a proxy fight.  In other words, they also announced that they would be introducing a slate of five individuals who would stand for election at our annual shareholders meeting, to replace five of our Board members.

3.              What is an exchange offer?

An exchange offer is when a company (in this case, Martin Marietta) makes an offer to exchange some or all of the shares in a corporation (in this case, Vulcan) for its own shares.  Martin Marietta has launched an unsolicited exchange offer to acquire Vulcan at a fixed exchange ratio of 0.50 shares of Martin Marietta common stock for each Vulcan common share.  Our Board has rejected this offer and has strongly recommended that Vulcan shareholders not tender any shares to Martin Marietta.

4.              Why did Vulcan’s Board reject the offer?

The bottom line is that our Board believes the offer is opportunistic and does not come close to compensating our shareholders for the long term potential of our business, unparalleled reserve base, and our positions in leading growth markets.  It also has great potential for actually destroying value that is inherent in our Company and that would be lost in such a combination. We believe that the companies would likely be required by U.S. antitrust laws to sell off, at potentially fire-sale prices, many of our outstanding assets in order to address antitrust issues.  We also believe that the offer is illegal, because it is in breach of two separate agreements that required Martin Marietta not to misuse, and to keep confidential, highly sensitive non-public data that Vulcan previously shared with Martin Marietta.  We have sued Martin Marietta in federal court in Alabama, and countersued Martin Marietta in Delaware, to stop the offer on these and other grounds.  Vulcan has a strong platform in place, and we are confident in the Company’s growth plans.  Thanks in large part to the hard work and dedication of our employees, Vulcan is well positioned for the future.

The full rationale for the Board’s recommendation was outlined in the Solicitation/Recommendation Statement we filed with the U.S. Securities and Exchange Commission on Schedule 14D-9 last week (“the 14D-9 filing”) and is discussed in the press release we issued last Thursday, December 22.  As previously indicated, these materials may be found at www.vulcanmaterials.com.

5.              Did Vulcan and Martin Marietta talk about a possible combination in the past?

Vulcan did explore a possible combination with Martin Marietta in the past, but we ultimately determined that a combination was not in the best interests of the Company or its shareholders, as detailed in the 14D-9 filing.

6.              Why have I received materials from Martin Marietta in the mail?

Holders of Vulcan common stock, including 401(k) plan participants, will be receiving certain materials prepared by Martin Marietta related to Martin Marietta’s unsolicited offer.  Vulcan is required by law to distribute these exchange offer materials prepared by Martin Marietta to Vulcan shareholders, including employees who hold Vulcan shares in the 401(k) Plans.  Plan participants also will be receiving in the mail copies of Vulcan’s response to the Martin Marietta offer, which was published in  the 14D-9 filing.

7.              What does this mean to me?

It is important that we go about our jobs in the normal way, addressing the needs of our customers and communities as we have always done.  It should be business as usual for Vulcan employees.  We recognize that there will be rumors and speculation in the media, but we ask that you do your best not to be distracted.  The best thing you can do is to remain focused on providing our customers with the top-notch service and products that they have come to expect from us.

8.              What happens next?

Our Board has considered and rejected the Martin Marietta offer, and we remain focused on managing the business, serving our customers and building value for shareholders.  We will continue to communicate Vulcan’s strengths to shareholders in the coming weeks.  This matter is likely to remain in the news, but we ask that you remain focused on your work and serving our customers.  We will keep you updated on new developments.

9.              How long is this process going to take?

While we cannot know for sure, we would expect that this process may go on for many months or even years, given the hostile nature of their action, the associated litigation, their planned proxy fight to attempt to gain seats on our Board, and related matters.  Again, we will be conveying to you additional relevant information as we move through the process.

10.       Am I required to tender my shares to Martin Marietta?

No, you are not required to tender any of your shares to Martin Marietta or otherwise participate in or support Martin Marietta’s unsolicited offer.  Whether you decide to tender your shares is entirely up to you, and Vulcan will not ask you to disclose what you decide.  While Vulcan’s Board has firmly rejected Martin Marietta’s offer and recommended that shareholders not tender their shares, you should make your own decision without fear of reprisal or repercussions.

11.  Who do I contact if I have questions about tendering my shares?

For questions about tendering your shares, please reach out to MacKenzie Partners Inc., Vulcan’s information agent on this matter, at 1-212-929-5500 or toll free at 1-800-322-2885 or via email at vulcan@mackenziepartners.com.

12.       What should we tell customers or business partners if they inquire about this situation?

You should reinforce our value proposition and why we are in a position to serve our customers and business partners better than any of our competitors — assure customers and business partners that it is business as usual.  This hostile offer should have no effect on our top priority, which is to provide superior service to our customers and partners.  We are counting on you to remain focused on serving our customers and advancing our business goals, just like you always have. You can also refer them to our website for our press releases and other materials.

13.       What do I do if a shareholder, analyst, or member of the media contacts me?

It is important for us to speak with one voice, and only authorized employees may speak on the company’s behalf.

Please refer all media inquiries to David Donaldson at 205-298-3021 or John English at

205-298-3189.  Or you may email them at donaldsond@vmcmail.com or englishj@vmcmail.com.  Analysts or shareholder inquiries you receive should be referred to Mark Warren at 205-298-3191, or by email to warrenm@vmcmail.com.

14.       Who at Vulcan can answer my questions about this situation?

If you have any additional questions, please reach out to your human resource manager.  We will make every effort to continue communicating key information to you as we go through this process.

ADDITIONAL INFORMATION

This document does not constitute an offer to buy or solicitation of an offer to sell any securities or a solicitation of any vote, consent or approval.  In response to the unsolicited exchange offer commenced by Martin Marietta Materials, Inc., a North Carolina corporation (“Martin Marietta”), Vulcan Materials Company (“Vulcan”) has filed a Solicitation/Recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ THE SOLICITATION / RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.  Copies of the Solicitation/Recommendation Statement, any amendments and supplements to the Solicitation/Recommendation Statement and other Vulcan materials related to Martin Marietta’s unsolicited offer will also be available for free under the “Investor Relations” tab of Vulcan’s corporate website http://www.vulcanmaterials.com.

ADDITIONAL INFORMATION FOR PARTICIPANTS IN CERTAIN EMPLOYEE BENEFIT PLANS

This communication is being directed to you because you are an employee of Vulcan. Vulcan is not acting as a fiduciary or providing any investment advice relating to any employee benefit plan of Vulcan, including the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan, Vulcan Materials Company 401(k) Profit Sharing and Retirement Plan and Vulcan Materials Company Thrift Plan for Salaried Employees.

ADDITIONAL INFORMATION ABOUT POTENTIAL PARTICIPANTS

In addition, Vulcan intends to file a proxy statement with the SEC with respect to the 2012 Annual Meeting of Stockholders.  Any definitive proxy statement will be mailed to stockholders of Vulcan.  Vulcan, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from Vulcan shareholders in connection with the matters to be considered at the annual meeting.  INVESTORS AND SECURITY HOLDERS OF VULCAN ARE URGED TO READ ANY SUCH PROXY STATEMENT, ACCOMPANYING PROXY CARD AND

OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (when available) and other documents filed with the SEC by Vulcan through the website maintained by the SEC at http://www.sec.gov.

Detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with Vulcan’s 2012 Annual Meeting.  Information regarding the direct and indirect beneficial ownership of Vulcan’s directors and executive officers in Vulcan’s securities is included in their SEC filings on Forms 3, 4 and 5, and additional information can also be found in Vulcan’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 28, 2011, its Quarterly Reports on Form 10-Q for the first three quarters of the fiscal year ended September 30, 2011, filed on May 6, 2011, August 4, 2011 and November 4, 2011, respectively, and its Definitive Proxy Statement for the 2011 Annual Shareholder Meeting, filed on March 31, 2011.  Relevant information concerning such participants and their potential interests is also contained in the Solicitation/Recommendation on Schedule 14D-9, filed on December 22, 2011.  Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by Vulcan with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge under the “Investor Relations” tab of our corporate website at www.vulcanmaterials.com.

FORWARD-LOOKING STATEMENT DISCLAIMER

This document contains forward-looking statements.  Statements that are not historical fact, including statements about Vulcan’s beliefs and expectations, are forward-looking statements.  Generally, these statements relate to future financial performance, results of operations, business plans or strategies, projected or anticipated revenues, expenses, earnings, or levels of capital expenditures.  These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this document.  These statements are subject to numerous risks, uncertainties, and assumptions, including but not limited to general business conditions, competitive factors, pricing, energy costs, and other risks and uncertainties discussed in the reports Vulcan periodically files with the SEC. Vulcan cautions prospective investors that forward-looking statements are not guarantees of future performance and that actual results, developments, and business decisions may vary significantly from those expressed in or implied by the forward-looking statements. The following risks related to Vulcan’s business, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the results of the streamlining actions adopted by Vulcan will differ from those anticipated; future events relating to Martin Marietta’s unsolicited offer to acquire Vulcan; those associated with general economic and business conditions; the timing and amount of federal, state and local funding for infrastructure; the lack of a multi-year federal highway funding bill with an automatic funding mechanism; the reluctance of state departments of transportation to undertake federal highway projects without a reliable method of federal funding;

the impact of a prolonged economic recession on Vulcan’s industry, business and financial condition and access to capital markets; changes in the level of spending for private residential and nonresidential construction; the highly competitive nature of the construction materials industry; the impact of future regulatory or legislative actions; the outcome of pending legal proceedings; pricing of Vulcan’s products; weather and other natural phenomena; energy costs; costs of hydrocarbon-based raw materials; healthcare costs; the amount of long-term debt and interest expense incurred by Vulcan; changes in interest rates; the impact of Vulcan’s below investment grade debt rating on Vulcan’s cost of capital; volatility in pension plan asset values which may require cash contributions to the pension plans; the impact of environmental clean-up costs and other liabilities relating to previously divested businesses; Vulcan’s ability to secure and permit aggregates reserves in strategically located areas; Vulcan’s ability to manage and successfully integrate acquisitions; the potential of goodwill impairment; the potential impact of future legislation or regulations relating to climate change or greenhouse gas emissions or the definition of minerals; and other assumptions, risks and uncertainties detailed from time to time in the reports filed by Vulcan with the SEC. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.  Vulcan disclaims and does not undertake any obligation to update or revise any forward-looking statement in this document except as required by law.  Vulcan notes that forward-looking statements made in connection with a tender offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995.  Vulcan is not waiving any other defenses that may be available under applicable law.